Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater assumes full ownership of Kroondal earlier than expected, doubling its life of mine

Johannesburg, 1 November 2023: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that the transaction entered into between Rustenburg Platinum Mines Limited (RPM) a subsidiary of Anglo American Platinum Limited (AAP), and Sibanye-Stillwater's subsidiary, Sibanye Rustenburg Platinum Mines Limited (Rustenburg operation) as announced on 31 January 2022, has been brought forward, resulting in the Rustenburg operation acquiring RPM's 50% share in the Kroondal pool and share agreement (Kroondal PSA) and the Group assuming full ownership of the low cost, mechanised Kroondal operation, effective 1 November 2023 ("the Sale Transaction").

The Sale Transaction has been implemented with all conditions precedent having been met including:

1. Receiving approval from the Competition Commission (without conditions);
2. Receiving Section 11 consent terms of the Mineral and Petroleum Resources Development Act, 2002 for the transfer of the mining right, currently held by RPM, to Sibanye-Stillwater's Rustenburg operation.

The parties have further agreed to waive the last condition precedent for the delivery of the 1,350,000 4Eoz by the Kroondal operation to RPM, subject to the following revised terms:

- The Rustenburg operation will pay RPM a deferred consideration (Deferred Consideration) calculated from 1 November 2023 until the full 1,350,000 4Eoz have been delivered, which is expected to be during Q2 2024 (the Deferred Period)
- The Deferred Consideration shall be calculated as an amount equal to a determined percentage (which percentage is based on the 4E rand PGM basket price achieved during the deferred consideration period, which at current commodity prices is estimated at 40%) of the Kroondal operation's cumulative pre-tax cashflows generated during the Deferred Period (the cumulative pre-tax cashflow are based on prior practice of the PSA's)
- The remaining ounces (approx. 231,009 4E as at end September 2023) will continue to be delivered under the terms of the current Kroondal operation purchase of concentrate (PoC) agreement. Upon delivery of the final remaining ounces, the PoC will fall away and all PGM concentrate from the Kroondal operation, will be subject to the terms of the current Rustenburg operation's sale and toll treatment agreement with RPM

Sibanye-Stillwater Chief Executive Officer Neal Froneman commented "Concluding the transaction earlier enables effective consolidation of these operations under a single owner. By extending the operating life of the Kroondal operation, which as a standalone operation was constrained by the existing PSA agreement. We are now able to realise the true potential of our adjacent resources by utilising the mechanised and low-cost Kroondal operation to mine across the boundary with the Rustenburg operation. This will accelerate the extraction of more remote parts of the Rustenburg operation orebody, expected to sustain employment for thousands of employees until 2029 and ensure the creation of significant shared value for all stakeholders in the region."

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including, among others, those relating to Sibanye-Stillwater Limited's ("Sibanye-Stillwater") future business prospects, financial positions, production and operational guidance, climate and ESG-related statements, targets and metrics, business strategies, plans and objectives of management for future operations and ability to complete or successfully integrate ongoing and future acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2022 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 24 April 2023 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward- looking statement (except to the extent legally required).